Exhibit (a)(5)(E)

BLUE RIDGE REAL ESTATE COMPANY

Route 940 and Moseywood Road

P.O. Box 707

Blakeslee, Pennsylvania 18610

Bruce Beaty

President and CEO

bbeaty@brreco.com

January 21, 2014

Dear Shareholder:

We are writing to inform you that we have extended the odd lot tender offer, originally set to expire on January 17, 2014, until 5:00 p.m., New York City time, on February 7, 2014.

The odd lot tender offer has been extended to February 7, 2014 to allow the shareholders of Blue Ridge additional time to evaluate the Company’s Offer to Purchase, an amended copy of which was filed with the SEC on January 6, 2014. We encourage you to read the amended Offer to Purchase, which explains the terms and conditions of the tender offer in detail, because it includes important additional information regarding the offer that was not previously included in the Offer to Purchase dated November 25, 2013, including additional information as to how the Board of Directors determined the offer price was fair. A copy of the amended Offer to Purchase is available on our website at http://brreco.com/investor.asp. The instructions on how to tender shares are also explained in detail in the tender offer materials.

We are including along with this letter the merger stock exchange transmittal form to receive new shares of Blue Ridge Real Estate Company (“BRRE”) upon the exchange of your old shares, and an offer to purchase transmittal form for the purchase of your shares by Blue Ridge through an odd-lot tender offer we are conducting.

To participate in the tender offer, you must first exchange your old shares of Blue Ridge Real Estate Company and Big Boulder Corporation into the new BRRE. You may return the merger exchange transmittal form and your stock certificates as well as the offer to purchase transmittal form in one envelope to participate in this offer.  If you do not exchange your old Blue Ridge/Big Boulder shares, your investment may eventually be deemed abandoned and may be turned over to the state of residence in compliance with abandoned property laws.

Please call our information agent, Morrow and Company at (800) 662-5200 if you have questions about completing the forms or for more information. An agent will be able to assist you with the necessary documentation, and resolve any inquiries regarding lost or stolen share certificates.

We apologize for the quick succession of documents but it was necessary due to the rules of the Securities and Exchange Commission (the “SEC”) we must abide by. The purpose of the two sets of documents was the following:

1)

The merger of the two companies has cost savings benefits for Blue Ridge and ultimately its shareholders.  It streamlines your holdings of Blue Ridge into one share of stock as opposed to the previous unit of stock comprised of Blue Ridge and Big Boulder.

2)

In addition, Blue Ridge has offered to purchase shares from shareholders holding 99 shares or less.   The trading market for Blue Ridge stock is very limited and the shares do not trade on a daily basis.  Blue Ridge decided to offer to purchase all shares from shareholders holding 99 shares or less to provide them with an opportunity to obtain liquidity and sell their shares for cash without the usual transaction costs associated with open market sales, among other reasons as described in the offer to purchase.  Any holder that participates in this offer will receive $11 for each share accepted in the offer and a bonus of an additional $100 through the tender offer.

Sincerely,

/s/ Bruce Beaty

Bruce Beaty

President/CEO

Phone: 570-443-8433                   Fax: 570-443-8412                   www.brreco.com